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                             August 24, 2021

       Michal Wisniewski
       Chief Executive Officer
       Transuite.org Inc.
       Al. Jerozolimskie 85 lok. 21
       02-001 Warsaw, Poland

                                                        Re: Transuite.org Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 11,
2021
                                                            File No. 333-255178

       Dear Mr. Wisniewski:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2021 letter.

       Amendment No. 3 to Form S-1

       General

   1. We note your response to prior comment 1. Please revise your prospectus to briefly describe the terms of
your translation agreements. Also, file executed copies of the agreements as exhibits.
 Michal Wisniewski
FirstName  LastNameMichal  Wisniewski
Transuite.org Inc.
Comapany
August 24, NameTransuite.org
           2021              Inc.
August
Page 2 24, 2021 Page 2
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      BizFilings